UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Exchange legislation, hereby files

OTHER RELEVANT INFORMATION

Attached hereto is the text of the resolutions adopted by the Annual General Shareholders’ Meeting of Banco Bilbao Vizcaya Argentaria, S.A. that has been held today.

Bilbao, 20 April 2021

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

RESOLUTIONS OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A., HELD ON 20 APRIL 2021

RESOLUTIONS UNDER AGENDA ITEM ONE

1.1.

Approve, under the terms set out in the legal documentation, the individual and consolidated annual accounts and management reports of Banco Bilbao Vizcaya Argentaria, S.A. and of its Group for the financial year ending 31 December 2020.

Authorise the Chairman, Carlos Torres Vila, the General Secretary and Secretary to the Board of Directors, Domingo Armengol Calvo, and the Deputy Secretary to the Board of Directors, Rosario Mirat Santiago, indistinctly and with powers of substitution, to file the individual and consolidated annual accounts, management reports and auditors’ reports of Banco Bilbao Vizcaya Argentaria, S.A. and its Group, as well as to issue the corresponding certificates pursuant to Article 279 of the Corporate Enterprises Act and Article 366 of the Commercial Registry Regulations.

1.2.	Approve the individual and consolidated non-financial information report of Banco Bilbao Vizcaya Argentaria, S.A. and that of its Group for the financial year ending 31 December 2020.

Authorise the Chairman, Carlos Torres Vila, the General Secretary and Secretary of the Board of Directors, Domingo Armengol Calvo, and the Deputy Secretary of the Board of Directors, Rosario Mirat Santiago, so that any of them, indistinctly and with powers of substitution, may complete (diligenciar), correct, formalise, publish, interpret, clarify, extend, develop or execute any of the documents indicated in the preceding paragraph.

1.3.

Approve the proposed allocation of results of Banco Bilbao Vizcaya Argentaria, S.A. for the 2020 financial year in the amount of EUR 2,182,226,178.26 (two billion, one hundred and eighty-two million, two hundred and twenty-six thousand, one hundred and seventy-eight euro and twenty-six cents) in negative income statement losses carried forward from previous financial years.

In addition, approve the offsetting of the negative results from previous financial years, the amount of which, after the allocation of results for the financial year 2020 in accordance with the preceding paragraph, amounts to EUR 2,182,226,178.26 (two billion, one hundred and eighty-two million, two hundred and twenty-six thousand, one hundred and seventy-eight euro and twenty-six cents), against the voluntary reserves fund.

1.4.	Approve the management of the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. for the financial year 2020.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

RESOLUTIONS UNDER AGENDA ITEM TWO

On this item of the agenda, on the basis of the proposal of the Appointments and Corporate Governance Committee, the General Meeting has approved the re-elections of Mr. José Miguel Andrés Torrecillas, Mr. Jaime Félix Caruana Lacorte, Ms. Belén Garijo López, Ms. Ana Cristina Peralta Moreno, Mr. Juan Pi Llorens and Mr. Jan Paul Marie Francis Verplancke as members of the Board of Directors, for the statutory period of three years, with the status of independent directors.

Prior favourable report of the Appointments and Corporate Governance Committee, the re-election of Mr. José Maldonado Ramos as a member of the Board of Directors has been likewise approved by the General Meeting, for the statutory period of three years, with the status of external director.

All the approved re-elections are accompanied by the report of the Board of Directors stipulated in article 529 decies of the Corporate Enterprises Act. These reports have been made available to shareholders as of the date on which the convening notice of the General Meeting was made public, together with the favourable report of the Appointments and Corporate Governance Committee pertaining the re-election of Mr. José Maldonado Ramos.

Consequently, the General Meeting has adopted the following resolutions:

2.1.

Re-elect Mr. José Miguel Andrés Torrecillas, of legal age, Spanish nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as a member of the Board of Directors, for the statutory three-year period, with the status of independent director.

2.2.

Re-elect Mr. Jaime Félix Caruana Lacorte, of legal age, Spanish nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as a member of the Board of Directors, for the statutory three-year period, with the status of independent director.

2.3.

Re-elect Ms. Belén Garijo López, of legal age, Spanish nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as a member of the Board of Directors, for the statutory three-year period, with the status of independent director.

2.4.

Re-elect Mr. José Maldonado Ramos, of legal age, Spanish nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as a member of the Board of Directors, for the statutory three-year period, with the status of external director.

2.5.

Re-elect Ms. Ana Cristina Peralta Moreno, of legal age, Spanish nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as a member of the Board of Directors, for the statutory three-year period, with the status of independent director.

2.6.

Re-elect Mr. Juan Pi Llorens, of legal age, Spanish nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as a member of the Board of Directors, for the statutory three-year period, with the status of independent director.

2.7.

Re-elect Mr. Jan Paul Marie Francis Verplancke, of legal age, Belgian nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as a member of the Board of Directors, for the statutory three-year period, with the status of independent director.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Pursuant to paragraph 2 of article 34 of the Company Bylaws, establish the number of directors that form part of the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. in 15.

RESOLUTIONS UNDER AGENDA ITEM THREE

Approve a cash distribution from the share premium account of Banco Bilbao Vizcaya Argentaria, S.A. (the “Bank”) for an amount of FIVE POINT NINE CENTS OF EURO (EUR 0.059) gross for each of the Bank’s outstanding shares which are entitled to participate in the aforementioned distribution. The payment will be made to the shareholders on 29 April 2021.

RESOLUTIONS UNDER AGENDA ITEM FOUR

Approve a cash distribution charged against the distributable items of Banco Bilbao Vizcaya Argentaria, S.A. (the “ Bank ”) for an amount to be determined by the Board of Directors (the “ Base Amount ”) with a maximum equal to THIRTY-FIVE PERCENT (35%) of the consolidated profit as of 30 June 2021 included in the Bank’s condensed interim consolidated and audited financial statements for the first semester of the 2021 financial year, excluding the extraordinary amounts and items included in the consolidated income statement, subject to the rounding process described below and to a limit of FIVE HUNDRED THIRTY-THREE MILLION FOUR HUNDRED THIRTY THOUSAND NINE HUNDRED TWENTY-SIX EUROS AND FORTY CENTS OF EURO (€533,430,926.40) (the “ Maximum Threshold ”). The implementation period of this resolution will elapse until the date of the next Ordinary General Shareholders’ Meeting, and shall cease as of such date.

The gross fixed amount to be distributed for each outstanding share of the Bank entitled to participate in such distribution shall be equal to the result of dividing the Base Amount, as determined by the Board of Directors, by the total number of shares of the Bank outstanding at the time the implementation of the distribution is agreed, rounded down to the last full thousandth of a Euro resulting from said division. Likewise, the final amount of the distribution shall be equal to the result of multiplying such gross fixed amount per share by the total number of outstanding shares actually participating in the distribution (which may not exceed the total number of shares of the Bank at the time the implementation of the distribution is agreed).

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

To empower the Board of Directors, in the broadest terms, authorizing it to subdelegate on the Executive Committee (in turn, with subdelegation powers); on the Chairman of the Board of Directors; on the Chief Executive Officer; and on any other person that the Board may expressly authorize for such purpose, for the execution of the distribution, within the limits and in accordance with the criteria established in this resolution, including, in particular and without limitation:

(i)

to execute this resolution, including the development of the foreseen calculation procedure and the establishment of the distribution conditions in all matters not foreseen by this General Meeting, also empowering it to refrain from executing this resolution if it is deemed necessary or convenient;

(ii)	to carry out all procedures and formalities which may be necessary, including the request and processing of whichever authorizations may be required, in order successfully complete the distribution;

(iii)

to determine the Base Amount, subject to the limits established hereto, which may be lower than the relevant amounts described in the first paragraph, subject to the applicable conditions at the time the distribution is executed or may exclude extraordinary amounts and items; and determine the gross fixed amount to be distributed for each outstanding share of the Bank entitled to participate in the distribution, and the final aggregate amount of the distribution;

(iv)

to establish the date, within the established execution period, on which the distribution is to be carried out, also empowering it to make all such communications as may be deemed necessary or convenient in this regard;

(v)

to determine, within the distributable items, the specific account or accounts of the Bank’s balance sheet against which the distribution is to be made, including, without limitation, the share premium and any voluntary reserves; and

(vi)

to carry out whichever necessary or convenient acts for the execution and successful completion of the agreed distribution, including the execution of as many public and private documents as may be necessary or convenient for such purpose.

In any case, payment of the relevant distribution is subject to the following additional limits and conditions:

(a)

that, on the date on which payment is to be made, no decision or recommendation from the European Central Bank is in force, nor any regulation prohibiting or expressing itself against the payment of the agreed distribution; and

(b)

in the event that the distribution is made in whole or in part out of the share premium account, to obtaining the regulatory authorization provided for in article 77.1.b) of Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms, if applicable.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

RESOLUTIONS UNDER AGENDA ITEM FIVE

First.- Authorise the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. (the “Company” or the “Bank”), as broad as required by law, to issue convertible securities, whose conversion is contingent and which is intended to meet regulatory requirements for their eligibility as capital instruments, in accordance with the solvency regulations applicable from time to time (CoCos), subject to the legal and statutory provisions that may be applicable at any time and, where appropriate, prior obtaining the authorisations that may be necessary to such end. The Board of Directors may make issues on one or several times within the maximum term of five (5) years from the date on which this resolution is adopted, up to the maximum overall amount of EIGHT BILLION euro (EUR 8,000,000,000) or its equivalent in any other currency.

Likewise, authorise the Board of Directors, as broad as required by law by law, so that, in the manner it deems most appropriate, it may:

(i)

Resolve, establish and determine each and every one of the terms, characteristics and conditions of each of the issues of securities contingently convertible into newly issued Company shares made under this resolution, including, but not limited to the term of, expressly including the possibility of issuing perpetual securities; where applicable, the terms and early redemption options, which may be in favor of either the issuer or the holders of the securities; the amount, always within the maximum overall amount indicated above; the issue date(s); the interest rate; the issue price; the number of securities and the nominal value of each one; the form in which the securities are to be represented; the form and conditions of the remuneration, the interest rate, fixed or variable, and the dates and procedures for payment of the coupon; the priority of the securities and their potential subordination clauses; where appropriate, the anti-dilution clauses; the applicable law; and, where appropriate, the mechanisms for the collective organisation and association and/or representation and protection of the holders of the securities to be issued, including the appointment of their representatives.

(ii)	Resolve, establish and determine the manner, timing and scenarios of conversion and the bases and methods of conversion.

(iii)	Resolve, establish and determine the conversion ratio, which may be fixed or variable, within the limits set forth below.

Should the issuance be made with a fixed conversion ratio, the Company share price used for the conversion may not be less than the higher of: (a) the arithmetic mean of the closing prices of the Company share on the securities market or exchange that the Board of Directors determines, during a period to be established, which may not be more than three months or less than fifteen trading sessions prior to the date on which the specific issue of contingently convertible securities is approved and (b) the closing price of the Company share on the securities market or exchange that the Board of Directors determines, the day prior to the date on which the specific issue of contingently convertible securities is approved.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Should the issuance be made with a variable conversion ratio, the Bank share price used for the conversion must be the arithmetic mean of the closing prices of the Company share on the securities market or exchange that the Board of Directors determines, during a period to be established, which may not be more than three months or less than five trading sessions prior to the date on which the conversion trigger event takes place. In such case, a premium or, where appropriate, a discount— may be applied to the price per share, although should an issue discount be applied to the price per share, it may not exceed 30%. The premium or discount may be different for each conversion date on each of the issuances or tranches. Likewise, even if a variable conversion ratio is established, a minimum and/or maximum reference price may be determined for the shares for conversion, in the terms that the Board of Directors deems appropriate.

Subject to whatever other limits may be applicable under prevailing regulations at any time, the value of the Company share for the purposes of the conversion ratio of the securities into shares may not be below the nominal value of the Company share at the time of conversion and securities may not be converted into shares when the nominal value of the securities is below that of the shares.

For the purposes of conversion, the value of the contingently convertible securities will be their nominal value, and may or may not include accrued and unpaid interest at the time of conversion, and rounding formulae as may be determined as appropriate.

(iv)

Request, where appropriate, that the contingently convertible securities issued hereunder and/or the shares issued to cover their conversion be listed for trading on official or unofficial, regulated or non-regulated, organised or non-organized secondary markets, domestic or foreign, and to carry out any procedures or actions that may be necessary or appropriate for this purpose with the corresponding public and/or private bodies.

It is expressly stated that the Company submits to the regulations that exist now or that could be enacted in the future with regard to trading, and particularly with regard to contracting, retention and exclusion from trading and the undertaking that, in the event that exclusion from the trading of securities or shares is subsequently requested, it will be adopted with the formalities required by the applicable regulations.

(v)

Increase the Bank’s share capital by the amount necessary to cover the conversion commitments, within the limits that, where applicable, are in force and available at any time, and to declare the issue undersubscribed, where applicable, establishing the specifications of the Company shares to be issued to cover the conversion of the securities, and to redraft the corresponding article in the bylaws.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(vi)

Exclude, either fully or partially, the pre-emptive subscription rights of shareholders within the framework of a concrete issuance, when corporate interest so demands, complying, in all cases, with the legal requirements and limitations established for this purpose at any given time.

Two.- To repeal the authority conferred by the Annual General Meeting of Shareholders held on 17 March 2017 under its agenda item five, in the unused part.

Three.- Authorise the Board of Directors, in the broadest terms, to exercise the authorisation contained in the resolution one above and to carry out any actions, procedures, requests or applications that may be necessary or advisable for its exercise, authorising the Board of Directors to sub-delegate this authority to the Executive Committee (with express powers to delegate this in turn); to the Chairman of the Board of Directors; to the Chief Executive Officer; or to any other director; and to confer authority, in the broadest terms, on any Company proxy.

RESOLUTIONS UNDER AGENDA ITEM SIX

Approve the reduction of the share capital of Banco Bilbao Vizcaya Argentaria, S.A. (the “ Company ” or “ BBVA ”) up to a maximum amount of 10% of the share capital as of the date of this resolution (i.e. up to a maximum nominal amount of THREE HUNDRED AND TWENTY-SIX MILLION SEVEN HUNDRED AND TWENTY-SIX THOUSAND FOUR HUNDRED AND FORTY-TWO EUROS AND FORTY-TWO CENTS OF EURO (EUR 326,726,442.42) corresponding to SIX HUNDRED AND SIXTY-SIX MILLION SEVEN HUNDRED AND EIGHTY-EIGHT THOUSAND SIX HUNDRED AND FIFTY-EIGHT (666,788,658) shares with a nominal value of FORTY-NINE CENTS OF EURO (EUR 0.49)), subject to obtaining, where appropriate, the prior corresponding regulatory authorisations, through the redemption of own shares purchased by BBVA by virtue of the authorisation granted by the BBVA Ordinary General Shareholders’ Meeting held on 16 March 2018 under item three of the agenda and by means of any mechanism for the purpose of being redeemed, all in compliance with the provisions of the legislation or regulations in force, as well as with any limitations that any competent authorities may establish. The implementation period of this resolution will end on the date of the next Ordinary General Shareholders’ Meeting, and shall cease as of such date in respect to the amount not executed.

The final figure of the share capital reduction will be determined by the Board of Directors, within the maximum amount mentioned above, based on the final number of shares that are purchased and that the Board of Directors decides to redeem in line with the delegation of powers approved below.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The share capital reduction does not involve the repayment of contributions to the shareholders as the Company itself holds the shares to be redeemed and the share capital reduction will be recorded as a charge to freely distributable reserves by means of the allocation of a restricted reserve for redeemed share capital in an amount equal to the nominal value of the redeemed shares, which may only be available under the same conditions as those required for the share capital reduction, in application of the provisions of Article 335 c) of the Corporate Enterprises Act, and therefore the Company’s creditors will not be entitled to exercise their right of opposition as referred to in Article 334 of the Corporate Enterprises Act.

To empower the Board of Directors, in the broadest terms, authorising it to sub-delegate on the Executive Committee (in turn, with sub-delegation powers); on the Chairman of the Board of Directors; on the Chief Executive Officer; and on any other person to whom the Board explicitly grants powers for such purpose, in order to fully or partially execute the previously approved share capital reduction, on one or more occasions, within the established time frame and in the manner it deems most appropriate, including, in particular and without limitation:

(i)

To determine the number of shares to be redeemed in each execution, deciding whether or not to execute the resolution in whole or in part if no own shares are finally repurchased for the purpose of being redeemed or if, having been repurchased for that purpose, (a) they have not been purchased, on one or more occasions, in a sufficient number to reach the 10% of the share capital limit on the date of this resolution; or (b) market conditions, Company circumstances or any event of social or economic importance make it advisable for reasons of corporate interest or prevent its execution. The Board will notify such decision to the next Ordinary General Shareholders’ Meeting.

(ii)

To declare closed each of the executions of the share capital reduction finally agreed, setting, as appropriate, the final number of shares to be redeemed in each execution and, therefore, the amount by which the Company’s share capital must be reduced in each execution, in accordance with the limits established in this resolution.

(iii)	To redraft the article of the Bylaws governing the share capital so that it reflects the new share capital figure and the number of outstanding shares after each approved share capital reduction.

(iv)

To request, as appropriate, the delisting of the shares to be redeemed by virtue of this delegation in official or unofficial, regulated or unregulated, organised or not, domestic or foreign secondary markets, taking such steps and actions as may be necessary or advisable for this purpose before the relevant public and/or private bodies, including any action, declaration or management before any competent authority in any jurisdiction, including, but not limited to, the United States of America for the delisting of the shares represented by ADSs.

(v)

To execute all public and/or private documents, and to enter into as many acts, legal transactions, contracts, declarations and operations that may be necessary or advisable to carry out each approved share capital reduction.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(vi)

To publish as many announcements as may be necessary or appropriate regarding the share capital reduction and each of its executions, and carry out any actions required for the effective redemption of the shares referred to in this resolution.

(vii)

To set the terms and conditions of the reduction in any matters not provided in this resolution, as well as to carry out any procedures and formalities required to obtain the consents and authorisations required for the effectiveness of this resolution.

RESOLUTIONS UNDER AGENDA ITEM SEVEN

Approve, pursuant to Article 529 novodecies of the Corporate Enterprises Act, the Remuneration Policy for Directors of Banco Bilbao Vizcaya Argentaria, S.A. (the “Policy”) for the 2021, 2022 and 2023 financial years. The text of the Policy, along with all other documentation pertaining to the General Meeting, has been made available to shareholders as of the date on which the General Meeting was convened, and includes a request to increase the maximum number of BBVA shares to be delivered to non executive directors, as the case may be, in application of the fixed remuneration system with deferred delivery of BBVA shares in seven-hundred thousand additional shares with respect to the number of shares approved by the General Meeting on 11 March 2016; and a maximum number of six million BBVA shares, to be delivered to executive directors, as the case may be, based on the applicable annual variable remuneration payment rules. All of the above, in the terms set out in the Policy.

Likewise, to empower the Board of Directors, with express subdelegation powers, to the fullest extent required by law, to interpret, develop, formalise and execute this resolution; adopting as many resolutions and signing as many public or private documents as may be necessary or appropriate for its full effect, including adapting the Policy, when necessary and at the proposal of the Remunerations Committee, to any circumstances that may arise, to the rules established in the applicable legislation, to the recommendations or best practices on the subject and to the specific requirements made by supervisors, provided that this does not imply a substantial change in its terms and conditions that, in accordance with applicable legislation, should be newly submitted to consideration by the General Meeting; and, in particular, to:

a)

Develop and establish the specific terms and conditions of the remuneration systems for non-executive directors and executive directors as regards any matters not laid down in the Policy, specifically including, but not limited to, designating beneficiaries, performing actions relating to incorporations and leaves of directors, resolving the settlement and payment and the terms of remuneration, establishing cases for early settlement, as necessary, and confirming compliance with any applicable terms and conditions to which this settlement is linked.

b)

Adapt the content and terms and conditions of the Policy to any corporate transactions or exceptional circumstances that may arise while it is in force, either in connection with Banco Bilbao Vizcaya Argentaria, S.A. or its Group companies, or, in the case of the remuneration system for executive directors, in connection with the indicators selected to determine the variable remuneration or with the banks comprising the group of peer institutions for the TSR indicator, where appropriate, in order for it to remain in equivalent terms and conditions.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

c)

Adapt the content of the Policy to any requirements, observations or requests that may be made by the competent supervisors and, in particular, make adjustments to the percentages and deferral periods for the annual variable remuneration set up for the executive directors of Banco Bilbao Vizcaya Argentaria, S.A., as well as in the withholding period for shares or in the rules set for its calculation.

d)	Authorise the award of counterparty and liquidity contracts with any financial institutions that it freely designates, under the terms and conditions it deems appropriate.

e)	Generally, perform as many actions and subscribe as many documents as may be necessary or convenient to ensure the validity, effectiveness, implementation, development and execution of the Policy.

RESOLUTIONS UNDER AGENDA ITEM EIGHT

For the purposes of the provisions of Article 34.1 g) of Act 10/2014 of 26 June, on the regulation, supervision and solvency of credit institutions, to approve a maximum level of variable remuneration of up to 200% of the fixed component of total remuneration for a group of employees whose professional activities have a material impact on the Group’s risk profile, enabling subsidiaries of Banco Bilbao Vizcaya Argentaria, S.A., to likewise apply said maximum level to their professionals, pursuant to the Report issued in this regard by the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A., on 15 March 2021, and which has been made available to shareholders as of the date on which this General Meeting was convened.

RESOLUTIONS UNDER AGENDA ITEM NINE

To re-elect the audit firm KPMG Auditores, S.L., with registered office in Madrid, Paseo de la Castellana, 259C and company tax code B-78510153, filed under number S0702 in the Spanish Official Registry of Account Auditors, and registered in the Commercial Registry of Madrid under volume 11,961, page 90, section 8, sheet M-188.007, as Auditor of the Financial Statements of Banco Bilbao Vizcaya Argentaria, S.A. and of its consolidated Group, for the 2021 financial year.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

RESOLUTIONS UNDER AGENDA ITEM TEN

Approve the amendment of article 21 (Form and content of the notice of meeting) of Banco Bilbao Vizcaya Argentaria, S.A.’s Bylaws, which will read as follows:

“Article 21.     Notice of the calling and format of the Meeting

Annual and extraordinary General Meetings must be called, within the notice period required by law, by means of a notice published in the Official Gazette of the Companies Registry (BORME) or one of the highest-readership daily newspapers in Spain, and be published on the National Securities Market Commission (Comisión Nacional del Mercado de Valores) website and the Company website, except when legal provisions establish other media for disseminating the notice.

The notice will indicate the date, time and place of the General Meeting at first calling and its agenda, which will contain all the matters that the meeting will cover, and any other references that may be required by law. The date on which the General Meeting will be held at second calling may also be stated in the notice.

At least twenty-four hours must elapse between the Meetings’ first and second calling.

The Board of Directors may consider the technical means and legal basis that enable and guarantee remote attendance at the General Meeting, and assess, when calling each General Meeting, the possibility of organising attendance at the meeting by remote means.

Additionally, where permitted by law and where extraordinary circumstances so advise, the Board of Directors may resolve to call virtual-only General Meetings, without in-person attendance of shareholders or their proxies, indicating, when calling the meeting, the means and conditions for remote attendance, as envisaged, where applicable, in the law and the General Meeting Regulations.”

RESOLUTIONS UNDER AGENDA ITEM ELEVEN

Approve the amendment of article 5 (Publication of the notice of the meeting) of Banco Bilbao Vizcaya Argentaria, S.A.’s General Meeting Regulations, which will read as follows:

“Article 5.     Notice of the calling and format of the Meeting

Annual and extraordinary General Meetings must be called within the notice period required by law, by means of a notice published by the Board of Directors, or its proxy, in the Official Gazette of the Commercial Registry or one of the highest-readership daily newspapers in Spain, and be published on the National Securities Market Commission (Comisión Nacional del Mercado de Valores) website and the Company website, except when legal provisions establish other media for disseminating the notice.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The General Meeting may be called to be held in-person only, in-person with the possibility of attending remotely or, where permitted by law and extraordinary circumstances so advise, exclusively by remote attendance. Should the possibility of attending remotely be agreed, the Board of Directors will determine all necessary matters to allow the meeting to be conducted in an orderly fashion, within the framework established by law.

The notice will indicate the date, time and place of the meeting and its agenda, which will state all the matters to be covered, as well as any other references that may be required by law.

The date of the second calling shall also be recorded in the notice. At least twenty-four hours must elapse between the first and second calling.

The notice of the General Meeting will also state the date on which shareholders must have registered their shares in their name in order to be able to take part and vote at the General Meeting, where and how to obtain the full texts of the proposed resolutions, the reports and other documents required by law and by the Bylaws, as well as the address of the Company website where the information will be available.

Once the notice has been published and until the Meeting is held, the Company website will contain the documents relating to the General Meeting, including the notice of the meeting; the total number of shares and voting rights on the date of the calling; the documents and reports that will be presented at the Meeting; the full texts of the proposed resolutions; the identity, curriculum vitae and status of any directors whose appointment, ratification or re-election has been proposed and any related proposals and reports required by law; the forms to be used for proxy and remote voting; as well as any relevant information that shareholders may require to issue their vote and any information required by applicable legislation.

It will also include necessary details regarding shareholder information services, indicating telephone numbers, email addresses, offices and opening hours.

Moreover, where applicable, information will be included on how to follow or attend the General Meeting remotely, should this have been established, in accordance with the Bylaws, along with any other information on anything else considered useful or convenient for the shareholders for such purposes.

In accordance with applicable legislation, the Company will establish an Online Shareholders Forum on its website on the occasion of each General Meeting, providing duly secured access both for individual shareholders and any voluntary associations of shareholders that may be set up, in order to facilitate their communication prior to the General Meeting. Shareholders may post proposals on the Online Forum that they intend to present as supplements to the agenda included in the notice of the meeting, requests to second such proposals, initiatives to reach the threshold for minority rights established by law, and offers or requests for voluntary proxy.”

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

RESOLUTIONS UNDER AGENDA ITEM TWELVE

Authorise the Board of Directors, with express substitution powers in favour of the Executive Committee or to the director or directors it deems convenient, as well as to any other person whom the Board expressly empowers for the purpose, the necessary powers, as broad as required under law, to establish, interpret, clarify, complete, modify, correct, develop and execute, when they deem most convenient, each of the resolutions adopted by this General Meeting; to draw up and publish the notices required by law; and to perform the necessary proceedings as may be necessary to obtain the due authorisations or filings from the Bank of Spain; the European Central Bank; Ministries, including the Ministry of Tax and the Ministry of Economy Affairs and Digital Transformation; the National Securities Market Commission; the entity in charge of the recording of book entries; the Commercial Registry; or any other national or foreign public or private body.

Additionally, authorise the Chairman, Carlos Torres Vila; the General Secretary and Secretary of the Board, Domingo Armengol Calvo; and the Deputy Secretary of the Board, Rosario Mirat Santiago so that any of them, indistinctively, may perform such acts as may be appropriate to implement the resolutions adopted by this General Meeting, in order to file them with the Commercial Registry and with any other registries, including in particular, and among other powers, that of appearing before any Notary Public to execute the public deeds and notarised documents necessary or advisable for such purpose, correct, ratify, interpret or supplement what has been resolved and formalise any other public or private document that may be necessary or advisable to execute and fully register the resolutions adopted, without needing a new General Meeting resolution, and to make the mandatory deposit of the individual and consolidated annual financial statements in the Commercial Registry.

RESOLUTIONS UNDER AGENDA ITEM THIRTEEN

Approve, on a consultative basis, the Annual Report on the Remuneration of Directors of Banco Bilbao Vizcaya Argentaria, S.A. corresponding to financial year 2020, which has been made available to shareholders, together with the remaining documents related to the General Meeting, as of the date on which the General Meeting was convened.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 20, 2021	By:	/s/ Domingo Armengol Calvo
Name: Domingo Armengol Calvo
Title: Corporate Secretary and Secretary of the Board of Directors